Tel: 215-564-1900 Fax: 215-564-3940 www.bdo.com 1801 Market Street, Suite 1700 Ten Penn Center Philadelphia, PA 19103 March 17, 2017 Securities and Exchange Commission 450 5th Street N.W. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.02 of Form 8-K for the event that occurred on March 16, 2017, to be filed by our client, 1st Constitution Bancorp. We agree with the statements made in response to that Item insofar as they relate to our Firm Very truly yours, BDO USA, LLP Philadelphia, Pennsylvania Cc: Mr. Edwin P. Pisani, Audit Committee Chairman Mr. Robert F. Mangano, CEO Mr. Stephen J. Gilhooly, CFO BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.